Ideal Financial Solutions, Inc

September 10, 2010

SENT VIA FACSIMILE AND FILED VIA EDGAR

Michael F. Johnson
Division of Corporation Finance
100 F Street, Northeast
Mail Stop 4561
Securities and Exchange Commission
Washington, D.C.  20549

Re:	Ideal Financial Solutions, Inc.
Form 10-12G
File No. 000-53922

Dear Messrs Shuman:

On behalf of Ideal Financial Solutions, Inc. and its consolidated subsidiaries (the “Company”), I am writing in response to your letter to the Company dated August 26, 2010 (your “Letter”) with respect to the Form 10-12 filed by the Company on August 19, 2010.  A Form 10-12G/A (the “Form 10”) has been filed by the Company via EDGAR. For clarity, each of the responses is preceded by a bolded restatement of your request.  Page references in this letter are to the EDGAR-filed version of the Form 10.

Notes to the Consolidated Financial Statements

Notes 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, Page F-8

We note your disclosure on page 5 that you have "implemented steps to ensure that subscriber agreements we enter into with new customers are knowingly consented to by the customers and otherwise genuine." Prior to implementing these steps, tell us how you believe you were able to meet the revenue recognition criterion of persuasive evidence of an arrangement.1.

Response:   Our subscriber agreements are contained in our Terms and Conditions (T&C),  which are agreed to via a checkbox during the online sales process.  The subscription cannot proceed until the customer agrees to the T&C.  Thus, all new subscribers have agreed to the T&C prior to any collection of revenue.  The T&C agreement can vary slightly from one marketing campaign to another and from one marketing affiliate to another; however, in all circumstances, the T&A includes the terms necessary to show persuasive evidence of an arrangement, including price and duration of the service.

Michael F. Johnson
September 8, 2010

As a cautionary measure, our customer service calls new customers, leaves a voice mail and sends a email three times before billing to verify a correct lead, our T&A also include a customer service number.  The permits a customer to contact the Company and cancel their order if they believe that their subscription was inadvertent, change their mind about the service before using it or otherwise desire to cancel it.

The “implemented steps” referred to in our filing refer to an additional step in our internal controls, wherein we periodically test the system by processing a subscription as a customer, to make sure our marking partners are implementing procedures related to our T&C agreement.   This step was added when we learned of a large increase in refund requests in a recent campaign and determined that the T&C had been modified, without our consent, and omitted our customer service number.  Without the ability to request a refund from the Company, customers’ only option was to call their bank and request a chargeback.

We have modified our disclosure on page 5 of our Form 10 to clarify our risk disclosure.

2.
We note from your disclosure on page 5 that there was a high volume of charge backs following the first quarter of 2010 as a result of poor data or improper referrals or sign-ups. Tell us the amount of charge backs and the impact on revenue recognition, including the period that the associated revenue related to. Also indicate your assessment of any other revenue transactions that may have resulted from poor data or improper referrals or sign-ups. In addition, tell us what consideration you gave to the impact on your accounting for estimated refunds and charge-backs. Refer to SAB Topic 13.A.4(a)

Response:  Our fine of $707,500 represents 7,025 chargebacks occurring in March and April 2010, and a $5,000 audit fee imposed by Visa.  The 7,025 chargebacks were with respect to $281,000, representing 7% of our revenue for the period.

The fines have not affected the point in time at which we recognize revenue, but we have made several changes as a result marketing campaign preceding the fines.  As stated above, we have implemented procedures for periodic testing to ensure that our marketing partners are complying with our guidelines for marketing campaigns.  In addition, we have taken more moderate approach for finding new customers and become more proactive in contacting new customers with respect to their service (and any possible request for refund) to reduce the likelihood of a charge-back.

Finally, as a result of the increased chargebacks from the marketing campaign, we increased the accrual for chargebacks and refunds from 20% to 30% of revenues for the second quarter of 2010, which is based on our most recent historical data.  The recording of the accrual for refunds and chargebacks is a direct reduction of revenues.

Michael F. Johnson
September 8, 2010

[Have you answered this question?  “Also indicate your assessment of any other revenue transactions that may have resulted from poor data or improper referrals or sign-ups”.]

We considered SAB Topic 13.A.4(a) in our accounting for estimated refunds and chargebacks.  Specifically, we do not recognize any revenue, and we do not calculate a refund allowance until the service has been performed.  Once the revenue is earned, we then calculate an accrual for expected refunds and chargebacks.

Restatement of Financial Statements, Page F-10

3.
Further describe the nature of the error in your previously issued financial statements. In this regard, explain how the incorrect computation of historical experience rates of refunds and credit card charge-backs resulted in an adjustment to deferred revenue. Ensure that your disclosure adequately describes the nature of the error. Refer to ASC 250-10-50-7.

Response:    In prior years, management had assumed that materially all refunds and chargebacks were processed within 2-10 days of each initial transaction and therefore believed that an accrual for a refund liability was immaterial at the period end.  However, after time it was realized, and subsequently verified through testing, that 70% of all refunds and chargebacks occur within the first 30 days and nearly 30% in the next 30 days with fractional percentages over months 3-6, which is the charge-back window that credit cards allow.  At that time, our internal testing also verified that approximately 20% of all sales ultimately result in a refund or chargeback.  As part of the amendment to the financial statements, we calculated our refund and chargeback accrual at 20% of revenues.  Also, to reflect that those refunds and chargebacks occur over a longer period of time, we increased the refund liability sufficiently to correctly match expenses to revenue.

In addition, as part of our internal testing mentioned above, we discovered an error in a report relied upon at year-end for the purpose of calculating deferred revenue for monthly subscriptions that had not been completed as of December 31.  The calculation of deferred revenue using the erroneous report resulted in an immaterial amount of deferred revenue.  We corrected the error in the way the report was generated and determined that there was a material amount of service that had not been performed at year-end.  As a result, we calculated and provided an accrual for deferred revenue at December 31, 2009 and 2008.

[I believe that this comment relates to the 10-K:  “Ensure that your disclosure adequately describes the nature of the error”.  If changes in the 10-K (presumably notes to financials) have been made, identify in the response where they are]

Note 7 – Commitments and Contingencies

Merchant Claim, page F-15

Michael F. Johnson
September 8, 2010

4.     Explain, in detail, the nature of the $610,000 assessment and the additional assessment that is considered remote. Also tell us what party suspended the assessment and how you determined that you were released from the fine. In this regard, we note from your disclosure on page 5 and 13 that your agreements with processors may require you to reimburse the credit card processor for such fines. Tell us why reimbursement is not considered to be required pursuant to your agreement. Please advise of the standard used by the company in reaching its remoteness conclusion and that facts relied upon by the company in determining the likelihood that there were remote possibility of an additional assessment.

Response:    The $610,000 assessment is based on 6,100 chargebacks occurring in May and June 2010.  The 6,100 chargebacks were with respect to $244,000, representing 21% of our revenue for the period.  We received a letter detailing the entire audit from Visa, which included the $707,500 fine for chargebacks occurring in March and April 2010 and the $610,000 fine for chargebacks occurring in May and June 2010.  Visa has assessed the $707,500 fines and collected the funds from the processer.  Under our agreement with our processer, we are obligated to reimburse the processer for all fines levied on our behalf.  After extensive discussions with Visa and after our cessation of all transactions with the marketing company and the processor, Visa has agreed to suspend the $610,000 fine for chargebacks occurring in May and June 2010.  Since we have stopped all activity with this processor and have moved to electronic checks, there is no reason the fines will come out of suspension.

In accordance with ASC 450-55-10, we have considered three factors in determining whether an accrual or disclosure was required with respect to the suspended fine of $610,000. The period underlying the cause was in the second quarter of 2010, and the amount of the claim is a specific amount; however, the degree of probability of the claim being assessed is remote.  Management relied upon our understanding of the terms of the suspension, the fact that we had discontinued the marketing and processing relationships associated with the fine, the fact that the credit card processing company represented to us that in its experience fines in suspension are never assessed and the advice of counsel assisting with the dispute to the effect that it is highly unlikely that the suspended claim will ever be assessed.  As result, the accrual for the suspended fine was not booked.

We have modified our disclosures to clarify the suspended and assessed fines.  See pages 13 and F-15.

*  *  *  *  *

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael F. Johnson
September 8, 2010

If you have any questions regarding the foregoing, feel free to call Bryan Allen at 801.257.7963 or me at 801.706.7874.

Sincerely,

Ben Larsen
Chief Financial Officer